EXHIBIT 12.1

	Three-Months Ended			Year Ended
(in thousands of U.S. dollars)	March 31, 2007		March 31, 2006	Dec. 31, 2006		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Fixed charges:
Interest expense	$9,978	(1)	$2,855	$10,998	(1)	$10,927	$11,362	$13,134	$13,347
Portion of rent expense representative of interest	1,349		753	2,900		2,900	2,600	2,467	1,867

Total fixed charges	$11,327		$3,608	$13,898		$13,827	$13,962	$15,601	$15,214

Earnings:
Income from continuing operations before tax	$18,412		$27,996	$83,538		$146,225	$156,805	$162,833	$149,197
Fixed charges per above	11,327		3,608	13,898		13,827	13,962	15,601	15,214

Total earnings	$29,739		$31,604	$97,436		$160,052	$170,767	$178,434	$164,411

Ratio of earnings to fixed charges	2.63		8.76	7.01		11.58	12.23	11.44	10.81

(1)	Excludes interest expense for premiums and losses on swap and swaption contracts of $641 for the three-months ended March 31, 2007 and $13,751 for the year ended December 31, 2006. These contracts are unrelated to our indebtedness.